Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-173682
Relating to the Preliminary Prospectus
Supplement, dated May 31, 2012

ARMOUR RESIDENTIAL REIT, INC.
8.250% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

Final Pricing Term Sheet
May 31, 2012

Issuer	ARMOUR Residential REIT, Inc.

Securities Offered	8.250% Series A Cumulative Redeemable Preferred Stock

Shares offered	1,400,000 shares

Over-allotment option	210,000 shares

Trade date	May 31, 2012

Settlement and delivery date	June 7, 2012 (T + 5)

Public offering price	$25.00 liquidation preference per share; $35,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting discount	$0.7875 per share; $1,102,500 total (assuming the over-allotment option is not exercised)

Net proceeds to the Issuer, before expenses	$24.2125 per share; $33,897,500 total (assuming the over-allotment option is not exercised)

Dividend rate	8.250%

Dividend payment date
The 27th day of each month (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day), commencing on July 27, 2012 (long first dividend).

Dividend record date
The 15th day of each month (provided that if any dividend record date is not a business day, then the dividend record date will be the next succeeding business day); the first dividend record date will be July 15, 2012.

Liquidation preference	$25.00 per share

Optional redemption date	June 7, 2017

Conversion rights
Share Cap: 7.1839

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 10,057,460 shares of the Issuer's common stock (or equivalent alternative conversion consideration, as applicable), subject to proportionate increase to the extent the underwriters' over-allotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 11,566,079 shares of the Issuer's common stock in total (or equivalent cash, securities or other property or assets (including any combination thereof), as applicable).

NYSE listing symbol	ARR PrA

CUSIP	042315309

ISIN	US0423153099

Joint Book-Running Managers	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Junior Co-Managers	Ladenburg Thalmann & Co. Inc. Sandler O'Neill & Partners, L.P.

The issuer has filed a registration statement, including a base prospectus dated May 4, 2011 and a preliminary prospectus supplement, dated May 31, 2012, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Citigroup Global Markets Inc. by calling toll-free 1-877-858-5407, Deutsche Bank Securities Inc. by calling toll-free 1-800-503-4611, or Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free 1-800-294-1322.

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